

Albert Oehlen (b. 1954)

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After reviewing over 145 other examples, Masterworks privately secured the Painting from Oehlen's important "Computer Series" at an attractive price, offering it to investors for approximately 22% less than our internal sourcing valuation.

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Initial Offering Price

$666,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

15.6%

Sharpe Ratio (1994-2020) watch video

Albert Oehlen	▲0.93
All Art	0.48
S&P 500	0.51

41% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- The Painting, executed in 2005, is a small-scale example from Albert Oehlen's important series of "Computer Paintings," which he created between 1990 and 2006.
- The "Computer Paintings" are one of Oehlen's most well-known series and are celebrated for their innovation. With Oehlen's pioneering use of computers, the work's hybrid nature addresses the relationship and connection between technology and human labor, a topic that is as prevalent today as it was when the Painting was created 17 years ago
- Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013.
- Our acquisitions team has reviewed over 145 examples of work by Oehlen, many of which are priced in excess of $2 million. Of these 145 works, this is the eighth we have selected to be offered on the Masterworks platform.
- As of December 12, 2022, examples from the series that employ computer imagery and inkjet printing have achieved prices in excess of $800,000 at auction, including: "Untitled" (1992-2004), which is larger than the Painting and sold for $2,107,000 in November 2022, and "Nie Mehr Unter Dem Exkrement Liegen" (2002), a colorful work closer in size to the Painting, which sold for $866,299 in June 2017.
- In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 36.2% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$12,865,816	28

ALBERT

OEHLEN

b. 1954, GERMANY

Inkjet ink, oil, and acrylic on canvas | 41 × 32 in. (104 × 81 cm.)

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.



$666,000

INITIAL OFFERING

15.6%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting, executed in 2005, is a small-scale example from Albert Oehlen's important series of "Computer Paintings" – one of the artist's most well-known, celebrated, and innovative series which he created between 1990 and 2008. Oehlen developed the "Computer Paintings" after purchasing his first personal computer in 1990. Examples from the series consist of already-mediated digital imagery, alongside more traditional materials and handmade applications. After printing his initial computer compositions, enlarging and silkscreening them onto canvases, Oehlen typically painted over them—often applying gestural brushstrokes or flourishes with oil, acrylic or spray paints, which are evident in the Painting. With its pixelated linework, fluid lines and swaths of airbrushed color, the Painting explores the dichotomy between digital creation and the handmade. The work's hybrid nature, with Oehlen's pioneering use of computers, addresses the relationship and connection between technology and human labor, a pertinent and ongoing investigation. In his review of the artist's 2015 solo exhibition "Albert Oehlen: Home and Garden," held at the New Museum in New York and featuring multiple works from the series, critic Jerry Saltz called the works a "subspecies of painting," that "found a new way to embed electromagnetic information into the spaces, surfaces, and materials of painting." As of December 13, 2022, examples from the series that employ computer imagery and inkjet printing have achieved prices in excess of $800,000 at auction, including: *Untitled* (1992-2004), which is a black-and-white example significantly larger than the Painting, and sold for $2,107,000 at Sotheby's, New York, on November 16, 2022 and *Nie Mehr Unter Dem Exkrement Liegen* (2002), a colorful work closer in size to the Painting, which sold for £668,750 ($866,299) at Sotheby's, London, on June 29, 2017. The Painting's period, materials, and execution make it a commercial and desirable work by Albert Oehlen.

AS OF DECEMBER 13, 2022, ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY *SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)* (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) AT SOTHEBY'S, LONDON ON JUNE 26, 2019, FOLLOWED BY *STIER MIT LOCH (BULL WITH HOLE)* (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) AT CHRISTIE'S LONDON ON OCTOBER 3, 2018, AND *UNTITLED* (1989), WHICH SOLD FOR $4,335,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 13, 2019.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. From 2000 to 2009, Oehlen was a professor of painting at the Kunstakademie Düsseldorf. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of December 1, 2022,, Albert Oehlen's top ten auction records have all been set since January 1, 2018, which is a testament to Oehlen's robust price growth in recent years. As of December 13, 2022, Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's, London on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$2.2M
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2005
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Albert Oehlen (b. 1954, Krefeld, Germany) is recognized as a pioneer of contemporary abstraction and has been considered a leading German artist since the 1980s. Along with his younger brother Markus, who also became an artist in his own right, Albert Oehlen was raised primarily by his father, a graphic designer, after their mother passed away when the artist was only four. After a brief relocation to Berlin in 1977, Oehlen studied at the Hochschule für Bildende Kunst (College of Fine Arts) in Hamburg from 1978 to 1980, under Sigmar Polke and Jörg Immendorff. Though only thirteen years Oehlen's senior, Polke belonged to the previous generation of German artists (which included Gerhard Richter) whose particular conceptualism, minimalist and avant-garde aesthetics Oehlen and his fellow associates of the "Junge Wilde" would eventually reject. Translated to English as 'Young Wild Ones,' "Junge Wilde" is a term that loosely describes the German Neo-Expressionist artistic movement of the 1980s closely associated with the artist and his classmate, occasional collaborator and intimate friend, Martin Kippenberger. Artists involved with the movement developed markedly different styles, characterized by their bold brushwork and singular visual language. The 1980s were a formative decade for Albert Oehlen, in which he rose to international prominence; in 1981, Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has organized over twenty solo exhibitions of the artist's work and as of December 13, 2022, continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.





ALBERT OEHLEN



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: abstract works on canvas, executed between 1992 and 2008 which, to the best of our ability to determine, incorporate computer generated imagery, either through inkjet printing or silkscreen, which measure between 30 inches by 30 inches to 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 15.6% CAGR implied from selected sales occurring from May 11, 2006 to November 16, 2022.

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